UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 5
DK-2900 Hellerup
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512 and 333-213412) and Form F-3 (Registration Numbers 333-209336 and 333-211511) of Ascendis Pharma A/S (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto as Exhibit 99.1 are updated risk factors contained in its period reports filed under the Securities Exchange Act of 1934, as amended, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: October 18, 2016	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Risk Factors.